

Mail Stop 3561

July 30, 2007

Ms. Hoi-ho Kiu
Chief Executive Officer
Score One, Inc.
Suites 2203-06, Level 22, Office Tower
Langham Place, 8 Argyle Street, Mongkok
Kowloon, K3 852
Hong Kong

       Re: Score One, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Filed April 2, 2007
              Form 10-QSB for Fiscal Quarter Ended March 31, 2007
              Filed May 21, 2007
              File No. 000-26717

Dear Ms. Kiu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 1. Description of Business, page 4

1.   We note that you engaged Team Allied Profits Limited ('Team Allied') in October 2005 to assist you in locating suitable businesses in Hong Kong or China for you to acquire, and as a result of this transaction, Team Allied became your controlling shareholder. Please tell us whether this transaction was considered to

be a reverse acquisition with Team Allied or a service transaction and explain how you accounted for the transaction. If it is a service transaction, please explain your accounting and tell us whether a measurement date was achieved upon the issuance of the shares, i.e. the shares were vested and nonforfeitable upon issuance and no further performance is required by Team Allied to retain the shares. Please refer to the guidance of EITF 96-18 and EITF 00-18.

2.   We note your acquisition of the Sunitron Group, Inc. on October 23, 2006 for 3,950,000 shares of Automated Fabrication Systems Corporation ('AFS'). Given your purchase of 3,000,000 shares of AFS in April 2006 for $30,000, it appears the consideration provided for the acquisition of Sunitron Group, Inc. is significant in comparison to Score One's total assets as of the most recent audit date prior to the acquisition. In accordance with Item 310(c) of Regulation S-B, please provide financial statements for Sunitron Group, Inc. for the two most recent fiscal years and any interim periods through the date of acquisition on Form 8-K.

3.   Please provide your basis to us for the disclosure at page 5 indicating that the 49,900 shares of SAS distributed by RC Capital on November 18, 2006 is estimated at a fair market value of $99,800.

Report of Independent Registered Public Accounting Firm, page F-2

4.   The audit firm Jeffrey Tsang & Co. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Jeffrey Tsang & Co. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Jeffrey Tsang & Co. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the

steps and information necessary to complete the review. Please advise us of Jeffrey Tsang & Co.'s plans to complete this process.

5.   We note that the acquisition of AFS/SAS has not been accounted for as a reverse acquisition or recapitalization of SAS. Accordingly, since Score One was a shell with no significant operations prior to the merger, SAS is considered to be the predecessor entity and its pre-merger historical financial statements must be included in your Exchange Act filings for the necessary periods until you are able to present two years of post-merger results of operations. Note also that these historical financial statements of SAS must be audited for all periods prior to the date of acquisition, i.e. the year ended December 31, 2005 and the period January 1, 2006 to April 22, 2006. Please revise your Form 10-KSB and other Exchange Act reports as applicable.

Notes to the Financial Statements

6.   Please amend your Form 10-KSB to include the Notes to the Financial Statements. Upon such amendment, the Staff may have further comments regarding your disclosures.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

7.   We note several deficiencies in your Form 10-QSB. Please revise your Balance Sheet to present one consolidated column as of March 31, 2007, rather than a consolidating worksheet. Your Statement of Cash Flows represents the year ended March 31, 2007 and does not reflect the ending cash on your Balance Sheet. Also, your Results of Operations, beginning at page 8, contains a table describing nine months of operations ended March 31, 2007 and narrative disclosure indicating the company had no revenues for the nine months ended September 30, 2005. Please revise your document in its entirety to compare and contrast the company's operations for the three months ended March 31, 2007 only to the three months ended March 31, 2006. Your balance sheet comparison should present the company's financial position as of March 31, 2007 and December 31, 2006.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies